Room 4561
November 18, 2005

Mr. William P. Williams
President and Chief Executive Officer
Medcom USA, Inc.
7975 North Hayden Road
Suite D-333
Scottsdale, Arizona 85258

      Re:	Medcom USA, Inc.
      Item 4.01 Form 8-K, filed November 15, 2005
      File No. 0-25474

Dear Mr. Williams:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












 Form 8-K, filed November 15, 2005

1. You disclose that your former auditors, Epstein, Weber &
Conover,
PLC ("EW&C) were dismissed "as of the day of dismissal." Revise the disclosures to clearly identify the date of dismissal of your former auditors. See Item 304 (a)(1)(i) of Regulation S-B.

2. If true, revise the disclosures to state that the report of EW&C on your financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principle.

3. If true, revise the disclosures in paragraph five to state that during your two most recent fiscal years and the subsequent interim period through the date of dismissal of EW&C there were no "reportable events" as described in Item 304 (a)(1)(v) of Regulation
S-B. See Item 304 (a)(1)(iv) of Regulation S-B.

4. Revise the disclosures in paragraph six to state whether during your two most recent fiscal years and the subsequent interim period through the date of engagement (i.e. November 11, 2005) of S.E. Clark
& Company, P.C. you have consulted with this firm regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on your Company`s financial statements or any matter that was either subject of a disagreement or a reportable event. See Item
304(a)(2) of Regulation S-B.

5. You refer in paragraphs five and six to "the Plan" and "the
Plan`s
financial statements." The relevance of these disclosures is unclear to us. Please explain or revise your disclosures.

6. The signature line of your Form does not provide evidence of a conforming signature. Pursuant to Rule 302 of Regulation S-T, signatures in electronic filings must consist of "letters or characters comprising a name, executed, adopted or authorized as a signature." Consequently, it appears that your Form has been filed unexecuted. Please amend your report to comply with Rule 302(b) of
Regulation S-T.

7. Include in the amended Form an updated letter from the former accountants acknowledging the revised disclosures in the amendment.




	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Stathis Kouninis at
(202)
551-3476 or me at (202) 551-3489.


							Sincerely,


							Brad Skinner
							Accounting Branch Chief


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Mr. William P. Williams
Medcom USA, Inc.
November 18, 2005
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